Filed pursuant to Rule 424(b)(3)

File No. 333-162033

TEUCRIUM CORN FUND

Supplement dated February 1, 2012

to

Prospectus dated May 1, 2011

This supplement amends, supplements, modifies, and/or provides information in addition to that contained in the Prospectus of the Teucrium Corn Fund dated May 1, 2011. It should be read in its entirety and kept together with your Prospectus for future reference.

Change in the Role of Foreside Fund Services, LLC

The Sponsor and the Trust are parties to an Amended and Restated Distribution Services Agreement dated as of November 17, 2010 (the “Distribution Agreement”), which amended and restated in its entirety a Distribution Services Agreement between the Sponsor, the Trust, and Foreside Fund Services, LLC (the “Distributor”) dated as of October 15, 2010.  Pursuant to the Distribution Agreement the Distributor, together with the Custodian, is required to provide services in connection with the receipt and processing of orders for creation baskets and redemption baskets of units of the funds that are series of the Trust, including the Fund.  The Distribution Agreement, as amended, remains in full force and effect between the parties.

The Distribution Agreement was most recently amended on October 1, 2011 and was previously amended on May 25, 2011.  The first amendment to the Distribution Agreement, dated May 25, 2011, provided for it to apply to additional series of the Trust and revised the fee schedule, including the specific fees and expenses allocable to the Fund and each of the funds that are series of the Registrant.

The second amendment further amended the Distribution Agreement to make conforming changes to reflect the change in the marketing relationship between the Sponsor, the Trust, and the Distributor resulting from the termination of the Distribution Consulting and Marketing Services Agreement, as discussed below.  In addition, the second amendment revised the fee schedule between the parties, including the specific fees and expenses allocable to the Fund and each Teucrium Fund.  Such fees include a one-time service transition fee and certain fixed and asset-based fees that are payable on a monthly basis. The Distributor receives an aggregate annual fee of $85,592 for all Teucrium Funds and an additional fee set at an annual rate of 0.01% of each Teucrium Fund’s average daily net assets, calculated and billed monthly. The Distributor also receives certain expense reimbursements relating to its distribution services, for all Teucrium Funds, currently estimated at $25,600 for a two year period. The fees which will be paid to the Distributor by the Fund per year, based on assets of the Fund as of November 30, 2011, are estimated not to exceed $100,000 per year.

The Sponsor, the Trust, and the Distributor are also parties to a Securities Activities and Services Agreement, as amended from time to time (the “SASA”), pursuant to which certain employees and officers of the Sponsor are licensed as registered representatives or registered principals of Foreside under FINRA rules. Under the SASA, the Distributor receives compensation for its activities on behalf of the Teucrium Funds which is estimated not to exceed an aggregate of $40,000 for the initial offering period, as well as certain expense reimbursements relating to the registration, continuing education and other administrative expenses of the Registered Representatives in relation to the Teucrium Funds, currently estimated at approximately $13,000 per year. The fees which will be paid to the Distributor by the Fund per year, based on the SASA, are estimated not to exceed $6,000 per year.

Also as of October 1, 2011, the Sponsor, the Trust, and the Distributor entered into a letter agreement to terminate the Distribution Consulting and Marketing Services Agreement dated as of September 17, 2010 (the “Marketing Agreement”) between the parties.

Pursuant to the Marketing Agreement, the Distributor was responsible for (1) marketing the Fund and other funds that are series of the Registrant to financial intermediaries and increasing financial intermediaries’ awareness of the Fund and the Teucrium Funds; (2) assisting with the market positioning of the Fund and the Teucrium Funds; (3) attending relevant industry conferences as appropriate; and (4) deploying sales team resources, as needed, to target markets.

The parties decided to terminate the Marketing Agreement to allow for the Sponsor to have increased flexibility in the marketing of the Fund and the Teucrium Funds. As of October 1, 2011, the tasks previously performed by the Distributor under the Marketing Agreement will be performed by the Company and/or its designee, as may be determined by the Sponsor from time to time, on behalf of the Fund and the Teucrium Funds.  Neither the Sponsor nor the Trust incurred any material early termination penalties in connection with the termination of the Marketing Agreement.

In accordance with the foregoing, all references to the “Marketing Agent” in the Prospectus are deleted and/or replaced with a reference to the “Distributor, as applicable.

Breakeven Analysis

The breakeven analysis table and related footnotes on page 7 of the Prospectus are hereby deleted and replaced, in their entirety, with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage returns required for the redemption value of the initial selling price per Share, assuming an initial selling price of $39.62 (the NAV per Share as of November 30, 2011), to equal the amount invested twelve months after the investment was made. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per Share	$39.62
Sponsor’s Fee(1)	$0.40
Creation Basket Fee(2)	$(0.01)
Estimated Brokerage Fees(3)	$0.02
Other Fund Fees and Expenses(4)	$0.18
Interest Income(5)	$(0.01)
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the Share	$0.58
Percentage of initial selling price per share	1.46%

(1)The Fund is obligated to pay the Sponsor a management fee at the annual rate of 1.00% of the Fund’s average daily net assets, payable monthly.

(2)Authorized Purchasers are required to pay a Creation Basket fee of $500 for each order they place to create one or more baskets. An order must be at least one basket, which is 50,000 Shares. This breakeven analysis assumes a hypothetical investment in a single Share so the Creation Basket fee is $.01 (500/50,000).

(3)This amount is based on the actual brokerage fees for the Fund calculated on an annualized basis. The Fund currently pays $4.00 per Corn Futures Contact purchase or sale.

(4)Other Fund Fees and Expenses include legal, printing, accounting, custodial, administration, bookkeeping, transfer agency and marketing agent costs. The per-share cost of these fixed or estimated fees has been calculated assuming that the Fund has $79 million in assets, which was the approximate amount of assets as of November 30, 2011.

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(5)The Fund earns interest on funds it deposits with the futures commission merchant and the Custodian and it estimates that the interest rate will be 0.001% (rounded to $.01 in the table) based on the interest rate on three-month Treasury Bills as of October 20, 2011. The actual rate may vary.

Regulatory Developments Regarding CFTC Position Limits

On October 19, 2011, the CFTC issued final rules that establish position limits for 28 energy-based, metal and agricultural commodity futures contracts, options on such futures contracts and cleared and uncleared swaps that are economically equivalent to such futures contracts and options (collectively “Reference Contracts”).  The final position limits rules will be implemented in two phases.  The first phase will include CFTC imposition of the existing exchange-imposed spot limits on the 28 enumerated futures contracts and options (and their economically equivalent swaps) and non-spot month limits for the agricultural commodity futures contracts and options on which the CFTC currently imposes limits (and their economically equivalent swaps).  The phase one position limits will take effect 60 days after the effectiveness of CFTC final rules further defining the term “swap.”  The CFTC is not expected to issue this rule until the first quarter of 2012, at the earliest and, accordingly, the phase one limits are not expected to take effect until the second quarter of 2012, at the earliest.  The second phase of the CFTC’s position limits will cover non-spot month limits for all Reference Contracts.  The phase two limits will take effect by CFTC order once the CFTC has obtained a year’s worth of open interest data for cleared and uncleared swaps that are economically equivalent to the 28 futures contracts covered by the position limits rules.  The earliest that the CFTC could obtain the requisite information for the phase two limits would be January 2013.  Accordingly, the phase two limits would not take effect until at least such time.

Management of the Sponsor

Effective September 2011, the Sponsor appointed Dale Riker as its Chief Executive Officer; Sal Gilbertie as its Chief Investment Officer, and Barbara Riker as its Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer. Updated biographies for each of these officers appear below.

Sal Gilbertie has been the President of the Sponsor since its inception and its Chief Investment Officer since September 2011, was approved by the NFA as a principal of the Sponsor on September 23, 2009, and was registered as an associated person of the Sponsor on November 10, 2009.  He maintains his main business office at 436 Cerrillos Road, Suite C, Santa Fe, New Mexico 87501.  From October 2005 until December 2009, Mr. Gilbertie was employed by Newedge USA, LLC, a futures commission merchant and broker-dealer registered with the CFTC and the SEC (whose business is described in greater detail below under “The Service Providers”), where he headed the Renewable Fuels/Energy Derivatives OTC Execution Desk and was an active futures contract and over-the-counter derivatives trader and market maker in multiple classes of commodities.  (Between January 2008 and October 2008, he also held a comparable position with Newedge Financial, Inc., a futures commission merchant and an affiliate of Newedge USA, LLC.)  From October 1998 until October 2005,   Mr. Gilbertie was principal and co-founder of Cambial Asset Management, LLC, an adviser to two private funds that focused on equity options, and Cambial Financing Dynamics, a private boutique investment bank.  While at Cambial Asset Management, LLC and Cambial Financing Dynamics, Mr. Gilbertie served as principal and managed the day-to-day activities of the business and the portfolio of both companies.  Mr. Gilbertie is 50 years old.

Dale Riker has been the Secretary of the Sponsor since January 2010, and its Chief Executive Officer since September 2011, was approved by the NFA as a principal of the Sponsor on October 29, 2009, and was registered as an associated person of the Sponsor on February 17, 2010.  He maintains his main business office at 232 Hidden Lake Road, Brattleboro, Vermont 05301 and is responsible for the overall strategic direction of the Sponsor and will have general control of its business.  Mr. Riker was Treasurer of the Sponsor from its inception until September 2011.  From February 2005 to the present, Mr. Riker has been President of Cambial Emerging Markets LLC, a consulting company specializing in emerging market equity investment.  As President of Cambial Emerging Markets LLC, Mr. Riker had responsibility for business strategy, planning and operations.  From July 1996 to February 2005, Mr. Riker was a private investor.  Mr. Riker is married to the Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer of the Sponsor, Barbara Riker. Mr. Riker is 53 years old.

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Barbara Riker, Chief Financial Officer, Chief Accounting Officer and Chief Compliance Officer for Teucrium since September 2011, was approved by the NFA as a principal of the Sponsor on October 19, 2011, and has a background in finance, accounting, investor relations, corporate communications and operations.  She maintains her main business office at 232 Hidden Lake Road, Brattleboro, Vermont 05301.  From September 1980 to February 1993, Ms. Riker worked in various financial capacities for Pacific Telesis Group, the California-based Regional Bell Operating Company, and its predecessors.  In February 1993, with the spin-off of AirTouch Communications from Pacific Telesis Group, Ms. Riker was selected to lead the Investor Relations team for the global mobile phone operator.  In her capacity as Executive Director – Investor Relations and Corporate Communications from February 1993 to June 1995, AirTouch completed its initial public offering and was launched as an independent publicly-traded company. In June 1995, she was named Chief Financial Officer of AirTouch International and, in addition to her other duties, served on the board of several of the firm’s joint ventures, both private and public, across Europe.  In June 1997, Ms. Riker moved into an operations capacity as the District General Manager for AirTouch Paging’s San Francisco operations.  In February 1998 she was named Vice President and General Manager of AirTouch Cellular for Arizona and New Mexico.  Ms. Riker retired in July 1999, coincident with the purchase of AirTouch by Vodafone PLC.  Ms. Riker graduated with a Bachelor of Science in Business Administration from Cal State – East Bay in 1980.   Ms. Riker is married to the Chief Executive Officer of the Sponsor, Dale Riker. Ms. Riker is 53 years old.

Prior Performance of the Sponsor and Affiliates

The performance data for the Fund and the Teucrium Funds on pages 30-33 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

Prior Performance of the Sponsor and Affiliates

THIS POOL OPERATOR AND ITS TRADING PRINCIPALS HAVE LIMITED EXPERIENCE OPERATING ANY OTHER POOLS OR TRADING ANY OTHER ACCOUNTS.

The Sponsor and its trading principals have limited experience operating commodity pools.  Although the Sponsor currently operates seven commodity pools, the Teucrium Funds, none of the Teucrium Funds began operating prior to 2010.

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PERFORMANCE DATA FOR THE FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Fund commenced trading and investment operations on June 9, 2010.  The Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	3,400,004
Aggregate gross sale price for units issued	$132,439,202
NAV per share as of November 30, 2011	$39.62
Pool NAV as of November 30, 2011	$79,247,172
Worst monthly percentage draw-down*	September 2011 (19.91)%
Worst peak-to-valley draw-down**	August 2011 - November 2011 (20.89)%

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010		2011
January			5.07%
February			6.51%
March			1.26%
April			4.36%
May			(1.97)%
June	3.56	%**	(10.80)%
July	7.38%		11.31%
August	5.54%		11.39%
September	10.74%		(19.91)%
October	15.14%		7.90%
November	(8.23)%		(8.46)%
December	13.78%
Annual Rate of Return	56.24	%***	1.43	%***

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Partial from June 9, 2010.

***  Not annualized.

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PERFORMANCE DATA FOR TEUCRIUM WTI CRUDE OIL FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Teucrium WTI Crude Oil Fund commenced trading and investment operations on February 23, 2011.  The Teucrium WTI Crude Oil Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	125,004
Aggregate gross sale price for units issued	$6,077,099
NAV per share as of November 30, 2011	$44.92
Pool NAV as of November 30, 2011	$5,615,333
Worst monthly percentage draw-down*	September 2011 (11.85)%
Worst peak-to-valley draw-down**	April 2011 - September 2011 (31.69)%

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010	2011
January
February		1.00	%**
March		5.68%
April		5.25%
May		(8.33)%
June		(5.90)%
July		(1.05)%
August		(9.20)%
September		(11.85)%
October		11.86%
November		4.66%
December
Annual Rate of Return		(10.16	)%***

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Partial from February 23, 2011.

***  Not annualized.

There are significant differences between the Fund and the Teucrium WTI Crude Oil Fund. Most significantly, the Fund and the Teucrium WTI Crude Oil Fund invest primarily in different commodities, the prices of which will not move exactly in tandem. Past performance is not necessarily indicative of future results.

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PERFORMANCE DATA FOR TEUCRIUM NATURAL GAS FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Teucrium Natural Gas Fund commenced trading and investment operations on February 1, 2011.  The Teucrium Natural Gas Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	200,004
Aggregate gross sale price for units issued	$5,000,000
NAV per share as of November 30, 2011	$16.08
Pool NAV as of November 30, 2011	$1,607,952
Worst monthly percentage draw-down*	November 2011 (14.69)%
Worst peak-to-valley draw-down**	February 1, 2011 (Inception) - November 2011 (35.68)%

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010	2011
January
February		(7.08)%
March		3.49%
April		1.91%
May		(3.22)%
June		(7.68)%
July		(7.22)%
August		(2.17)%
September		(8.35)%
October		3.51%
November		(14.69)%
December
Annual Rate of Return		(35.68) %**

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Not annualized.

There are significant differences between the Fund and the Teucrium Natural Gas Fund. Most significantly, the Fund and the Teucrium Natural Gas Fund invest primarily in interests in different commodities, the prices of which will not move exactly in tandem. Past performance is not necessarily indicative of future results.

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PERFORMANCE DATA FOR TEUCRIUM SUGAR FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Teucrium Sugar Fund commenced trading and investment operations on September 19, 2011.  The Teucrium Sugar Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	100,004
Aggregate gross sale price for units issued	$2,500,000
NAV per share as of November 30, 2011	$23.47
Pool NAV as of November 30, 2011	$2,347,252
Worst monthly percentage draw-down*	November 2011 (5.89)%

Worst peak-to-valley draw-down**	September 19, 2011 (Inception) – November 2011 (6.12)%

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010	2011
January
February
March
April
May
June
July
August
September		(3.32	)%***
October		3.19%
November		(5.89)%
December
Annual Rate of Return		(6.12)%

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Not annualized.

 *** Partial month from September 19, 2011

There are significant differences between the Fund and the Teucrium Sugar Fund. Most significantly, the Fund and the Teucrium Sugar Fund invest primarily in interests in different commodities, the prices of which will not move exactly in tandem. Past performance is not necessarily indicative of future results.

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PERFORMANCE DATA FOR TEUCRIUM SOYBEAN FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Teucrium Soybean Fund commenced trading and investment operations on September 19, 2011.  The Teucrium Soybean Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	100,004
Aggregate gross sale price for units issued	$2,500,000
NAV per share as of November 30, 2011	$20.84
Pool NAV as of November 30, 2011	$2,084,319
Worst monthly percentage draw-down*	September 2011 (12.36)%

Worst peak-to-valley draw-down**	September 19, 2011 (Inception) – November 2011 (16.64)%
-

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010	2011
January
February
March
April
May
June
July
August
September		(12.36	)%***
October		2.42%
November		(7.13)%
December
Annual Rate of Return		(16.64)%

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Not annualized.

 *** Partial month from September 19, 2011

There are significant differences between the Fund and the Teucrium Soybean Fund. Most significantly, the Fund and the Teucrium Soybean Fund invest primarily in interests in different commodities, the prices of which will not move exactly in tandem. Past performance is not necessarily indicative of future results.

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PERFORMANCE DATA FOR TEUCRIUM WHEAT FUND

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

The Teucrium Wheat Fund commenced trading and investment operations on September 19, 2011.  The Teucrium Wheat Fund is listed on NYSE Arca and is neither: (i) a privately offered pool pursuant to Section 4(2) of the 1933 Act, as amended; (ii) a multi-advisor pool as defined in CFTC Regulation 4.10(d)(2); or a principal-protected pool as defined in CFTC Regulation 4.10(d)(3).

Units of beneficial interest issued (from inception until November 30, 2011)	100,004
Aggregate gross sale price for units issued	$2,500,000
NAV per share as of November 30, 2011	$21.22
Pool NAV as of November 30, 2011	$2,121,648
Worst monthly percentage draw-down*	September 2011 (10.20)%

Worst peak-to-valley draw-down**	September 19, 2011 (Inception) – November 2011 (15.12)%

*  A draw-down is a loss experienced by the fund over a specified period.  Draw-downs are measured on the basis of monthly returns only and do not reflect intra-month figures.  The worst monthly percentage draw-down reflects the largest single month loss sustained since inception of investment operations.

** The worst peak-to-valley draw-down is the largest percentage decline in the NAV per unit over the history of the fund.  This need not be a continuous decline, but can be a series of positive and negative returns. Worst peak-to-valley draw-down represents the greatest percentage decline from any month-end NAV per unit that occurs without such month-end NAV per unit being equaled or exceeded as of a subsequent month-end.  For example, if the NAV per unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be continuing and to be $3 in amount, whereas if the NAV per unit had increased by $2 in March, the drawdown would have ended as of the end of February at the $2 level.

	Rates of Return*
Month	2010	2011
January
February
March
April
May
June
July
August
September		(10.20	)%***
October		3.30%
November		(8.50)%
December
Annual Rate of Return		(15.12)%

*  The monthly rate of return is calculated by dividing the ending NAV for a given month by the ending NAV for the previous month, subtracting 1 and multiplying this number by 100 to arrive at a percentage increase or decrease.

**  Not annualized.

 *** Partial month from September 19, 2011

There are significant differences between the Fund and the Teucrium Wheat Fund. Most significantly, the Fund and the Teucrium Wheat Fund invest primarily in interests in different commodities, the prices of which will not move exactly in tandem. Past performance is not necessarily indicative of future results.

10

Rejection of Purchase Orders and Suspension or Rejection of Redemption Orders

The Sponsor has revised its procedures to also allow it to reject a purchase order or suspend or reject a redemption order if (1) there is a possibility that any or all of the Benchmark Component Futures Contracts of the Fund on the CBOT from which the NAV of the Fund is calculated will be priced at a daily price limit restriction or (2) if, in the sole discretion of the Sponsor, the execution of such an order would not be in the best interest of the Fund or its Shareholders.

Change in Number of Shares Required for a Creation or Redemption Basket

Shares of the Fund may only be purchased or redeemed by Authorized Purchasers and only in blocks of Shares called “Creation Baskets” or “Redemption Baskets,” respectively. The Sponsor has determined to change the number of Shares required for a Creation Basket or Redemption Basket from 100,000 Shares of the Fund to 50,000 Shares of the Fund. Accordingly, all references in the Prospectus to the number of Shares required for a “Creation Basket” or “Redemption Basket” are hereby revised to state 50,000 Shares instead of 100,000 Shares.

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